

October 5, 2012

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

> **RE:** **MasTec, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 29, 2012**
> **Form S-3**
> **Filed April 5, 2012**
> **Response dated September 28, 2012**
> **File No. 1-8106**

Dear Mr. Campbell:

We have reviewed your response letter dated September 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

Note 15 - Operations by Geographic Areas and Segments, page 93

1. The aggregation analysis you provided only includes your consideration of five year average gross profit margins for each operating segment. Please provide us with a similar analysis of five year average EBITDA margins for purposes of demonstrating that the operating segments which are aggregated are economically similar.

2. The aggregation analysis provided does not address what consideration was given to financial trends in revenues, gross profit, EBITDA, gross profit margins, and EBITDA margins in determining that the operating segments are economically similar. In this regard,

please provide us with a revised analysis which shows each of these financial measures for each of the five years ended December 31, 2011 as well as the budgeted amounts for 2012. Your analysis should also include the actual amounts for the nine months ended September 30, 2012 (or six months ended June 30, 2012 if the nine months information is unavailable). Please ensure that you show the amount of the actual change and percentage change in each line item from period to period in your analyses and provide explanations for any apparent differences in trends for a given operating segment when compared to another operating segment within the same reportable segment.

3. Customers of the Utility Services group include leading communications companies and utilities and governments which provide communications and utility services. For each of the five years ended December 31, 2011 and the nine months ended September 30, 2012, please tell us the revenue amounts and percentages of this operating segment which are related to each of the following groups of customers: communications, utilities and other.

4. You intend to use EBITDA as the measure of profitability to be reported in your segment footnote and related disclosures. Given that it does not appear the board reports previously provided to us as well as all of the operating segment reports provided to the CODM included EBITDA, please tell us how you determined that this is the appropriate measure to report. Please also tell us whether you will continue to present net profit before tax in your board and CODM reports. Please address what consideration was given to reporting net profit before tax as your measure of profitability in your segment footnote. Refer to ASC 280-10-50-27 and 28 as well as ASC 280-10-55-9 and 10.

5. The executive level organizational chart dated September 2012 includes an entity described as Energy. Please help us understand why this entity is not included in your listing of operating segments. Please also tell us what operations are included in this entity. It appears that the manager of this entity is the same as the manager of the utility services operating segment.

6. In regards to your proposed segment disclosures, please address the following:
   - Please separately present amounts related to eliminations or reversal of transactions between reportable segments from corporate amounts. Refer to ASC 280-10-50-31. Please also ensure that you discuss the business reasons for fluctuations in these corporate amounts in MD&A subsequent to your discussion of results of operations by segment; and
   - In your description of each reportable segment pursuant to ASC 280-10-50-21, please better distinguish the differences between each reportable segment.

7. Please separately present revenues from external customers and intersegment revenues for each reportable segment. Please also disclose the amount of each segment's EBITDA which is derived from intersegment revenues. Refer to ASC 280-10-50-22(a) and (b). Please provide us with the reconciliations that you intend to provide pursuant to ASC 280-10-50-30. Refer to the examples provided in ASC 280-10-55-48 and 55-49.

Form S-3 Filed April 5, 2012

8. You filed a shelf registration statement related to the public offer and sale of common stock, preferred stock, depositary shares, debt securities, guarantees, warrants, stock purchase contracts and stock purchase units that you and subsidiary guarantors may offer from time to time in one or more series. Please tell us whether you have offered securities under this shelf registration statement and/or have plans to do so in the six months.

9. You filed a Form S-3 on April 5, 2012. You sold DirectStar TV, LLC and its subsidiaries in June 2012. You filed a Form 8-K on June 18, 2012 which included pro forma financial information for the year ended December 31, 2011 and the three months ended March 31, 2012. Please tell us what consideration you gave to filing a Form 8-K giving retrospective effect to this component in discontinued operations in your historical financial statements for each period presented in accordance with ASC 205-20.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief